Exhibit 99.7

TABLE OF CONTENTS

Report to Shareholders	1

Management Discussion & Analysis	5

Auditors Report	10

Consolidated Financial Statements	11

Notes to Consolidated Financial Statements	17

Corporate Information	Inside Back Cover

Report to Shareholders

The 2004 fiscal year will be remembered for its accomplishments, its hard decisions and perhaps most notably, the resurgence of the resource industry with the rising price of cobalt leading the charge.  In the first quarter of fiscal 2004, while the price of gold swayed erratically between lows of US$310 to highs nearing US$375/oz, the price of cobalt rose progressively from under US$8/lb to close the quarter above US$10/lb in response to predicted shortages by traders of the strategic metal.  By the end of fiscal 2004, while gold was hovering close to US$400/oz, cobalt had surpassed optimistic predictions and was trading at US$27/lb, an astounding 337% increase in price from the previous year.  The cobalt price increases translate to a rise in Net Present Value (discounted 8%) of the Company’s Idaho Cobalt Project, from US$50.3 million utilizing $8/lb cobalt to just over US$380 million utilizing $27/lb cobalt, with a corresponding increase in Internal Rates of Return from 63% to 170%.

Although this cobalt price increase was impressive, the rising price momentum did not truly take hold until well into the third quarter when increasing interest in the Company’s Idaho Cobalt Project became evident and the Company was able to secure a $10 million financing in the fourth quarter.  Prior to this milestone, numerous bumps in the road were encountered and many hard decisions were made to keep the Company funded.  All the while, Management maintained its focus on seeking funding to re-start the Sunshine Precious Metals Refinery and continuing the permitting of its 100% owned Idaho Cobalt Project.  Prior to securing the $10 million financing, and despite a backdrop of weakened share prices and a perceived uncertainty in the future of cobalt, the Company was successful in raising over $1.45 million to advance its projects through two private placements and a one-time accelerated call on all outstanding warrants..

In March 2003 the Company announced it had closed a private placement (effective February 28, 2003) with the issuance of 3,161,290 units at $0.20 per unit.  Each unit was comprised of one share and one half share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.25 per share until March 1, 2005.  On the closing of the private placement, the Company realized gross proceeds of $632,258.  Subsequently, in response to weakened share prices, Formation gave notice to the arm’s length holders of 1,787,000 share purchase warrants issued March 22, 2001 at $0.50 of an extension of the Warrant expiry date from March 22, 2003 to March 22, 2006.

Early in the second quarter, the Company provided its shareholders and investors with a corporate update disclosing Formation had received numerous "Expression of Interest Letters" indicating grade and quantity of potential feedstock for its 100% owned Sunshine Precious Metals Refinery, part of the Big Creek Hydrometallurgical Facility.  When totaled, the quantity of potential feedstock exceeded the silver refinery’s current capacity of 10,000,000 ounces per year.  These encouraging responses prompted the Company to continue its financing efforts and complete a business plan and an independent economic report on the Sunshine Precious Metals Refinery.

“ Management maintained its focus on seeking funding to re-start the Sunshine Precious Metals Refinery and continuing the permitting of its 100% owned Idaho Cobalt Project.”

At that time the Company also announced it had closed a private placement with the issuance of 542,500 units at $0.20 per unit, each unit being comprised of one share and one half share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.25 per share until June 02, 2005, for gross proceeds of $108,500.

As a further means of financing designed to minimize equity issuances and to reward the Company’s loyal warrant holders, the Company announced a reduction in exercise price of all outstanding warrants held at arm’s length, conditional upon an accelerated expiry date.  The Company received TSX approval to lower the exercise price of 26,723,125 outstanding warrants to $0.15 per share provided the warrants were exercised on or before July 31, 2003.

Formation announced on August 20 it had received gross proceeds of $788,147 through the exercise of 5,254,313 share purchase warrants at the reduced price of $0.15, with any warrants not exercised reverting to their original terms.

During this period the Company was in negotiations with an overseas merchant bank for the purpose of securing a US$5 million credit facility that ultimately did not proceed.  On July 21, 2003, the Company announced it had approved a Heads of Agreement with an international merchant bank in respect of a US$5 million credit facility secured by a fixed and floating charge on the Company’s assets.  Proceeds of the loan were to be used for general working capital, to put the Company’s Silver Refinery into operation and to continue the permitting on the Idaho Cobalt Project.  Although finalization of the documentation implementing the Agreement was expected to be completed by July 31, 2003, negotiations continued on subsequent to the end of the quarter.

Ultimately, on September 12, 2003, the Company announced it would not be proceeding with the loan by reason of the substantive and fundamental differences between the terms of the credit facility documents presented and the terms of the previously announced Heads of Agreement.

Continuing unabated, the Company subsequently announced it had closed a private placement with the issuance of 3,082,775 units at $0.18 per unit, each unit being comprised of one share and one half share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.23 per share until August 22, 2005.  On the closing of the private placement, the Company realized gross proceeds of $554,900.

These financing efforts, successful in raising over $2.08 million dollars for the Company, combined with a marked increase in the price of cobalt were only precursors to the most significant development yet to come.  The announcement in early December of the successful closing of the Company’s $10 million dollar financing set the stage for a momentous and rewarding final quarter to fiscal 2004.  The fast pace and landmark advancements of the quarter were mirrored by an equally gratifying performance of the price of cobalt.  At the beginning of the fourth quarter, cobalt rallied from over $12/lb and reached almost $30/lb by the beginning of January and subsequently maintained a strong, consistent price level above US$25/lb through to the end of the quarter.

“...encouraging responses prompted the Company to continue its financing efforts and complete a business plan and an independent economic report on the Sunshine Precious Metals Refinery”

Heralding what would prove to be a very successful fourth quarter, the Company announced in November it was increasing its previously announced private placement from $8 million to $10 million engaging Jennings Capital Inc., as lead agent, Desjardins Securities and Dominick & Dominick Securities Inc., to complete a private placement to qualified investors.  Shortly thereafter, on December 8, 2003 the Company announced it had successfully completed its $10 million financing.  The private placement consisted of 32,730,000 Units of the Company at a price of $0.25 per Unit with each Unit being comprised of one share and one half of one share purchase warrant, each whole share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.50 for a period of two years from the date of closing of the private placement.

The Company paid a 6% cash commission to the agents, and issued agents warrants equal to 6% of the number of Units sold under this portion of the private placement.  The non-brokered portion of the private placement consisted of 7,270,000 Units under the same pricing terms and conditions as the brokered financing described above. For a total of 40,000,000 Units issued and the receipt of gross proceeds totaling $10,000,000.

With funding in place, Management moved quickly to fast track the permitting of the Idaho Cobalt Project and the re-starting of the Sunshine Precious Metals Refinery.  Within 10 days of announcing the successful closing of the private placement, the Company announced it had retained Shaw Environmental & Infrastructure, Inc. (Shaw E & I), one of the largest full-service Environmental Consulting/Engineering contractors in the United States, to assist with the overseeing, coordination, and management of the Company’s Idaho Cobalt Project permitting program.  Shaw E & I,’s goal is to work closely with the Company’s existing consultants and environmental team to expedite the permitting process.

Shaw E & I’s key management personnel assigned to the Idaho Cobalt Project offer more than 50 years of combined experience in Environmental and Engineering services.  Mr. Conrad Parrish, P.Eng., MBA, a mining environmental professional with over 25 years of experience, is known for the breadth of his experience in the technical, regulatory, business and governmental relations aspect of environmental work.  Mr. Richard Schowengerdt is a principal engineer and hydrogeologist providing over 27 years of engineering, hydrological and construction expertise in environmental engineering and remedial investigations, design, construction and project management to the mining industry.

Concurrent with fast-tracking the permitting process of the Idaho Cobalt Project, in the new calander year the Company announced that its wholly owned subsidiary, Formation Chemicals, Inc., had commenced the process of re-starting the Sunshine Precious Metals Refinery located near Kellogg, Idaho.  Mr. John L. Allen, Corporate Vice President of Operations and General Manager of Formation Chemicals, Inc. oversaw the re-starting process.  Mr. Allen has 24 years of mineral processing experience and served for many years in various operating, metallurgical and project development capacities with Sunshine Mining and Refining Company.

The re-starting process included the hiring of key personnel, the development of the Safety Rules Manual and Safety Training Program for future employees, the hiring of specific and general contractors, and notifying potential customers that the refinery is expected to be operational for the processing of high content silver materials by mid 2004.

“... the successful closing of the Company's $10 million dollar financing set the stage for a momentous and rewarding final quarter to fiscal 2004”

The goal of re-starting the refinery to accept feed material at the Sunshine Precious Metals Refinery has subsequently been realized on time and under budget.  During the start-up phase, additional key personnel were hired.  Mr. Michael T. Perry, who brings with him extensive experience in the metallurgical and general accounting fields specifically required for this operation, joined Formation Chemicals, Inc. on January 1, 2004 as Comptroller for the Kellogg, Idaho operation.  Mr. Michael Irish subsequently joined Formation Chemicals’ team as Manager of Metallurgy.  Mr. Irish has over 20 years of metallurgical engineering experience and has held various positions including Senior Metallurgical Engineer, Metallurgical Superintendent and Chief Metallurgist with a number of companies including Anglo Gold NA.  Mr. Irish was instrumental in the design, engineering, construction and start up of the Big Creek Hydrometallurgical Complex and Sunshine Precious Metals Refinery in the mid-eighties.  Additional key positions included Senior Chemist and Human Resources Manager, filled respectively by two very qualified individuals, Mr. Fred Stone and Ms. Laurie Jaeger.

The developments over the last year and more specifically over the final quarter, have allowed the Company to pursue with renewed vigor - and ability - its goal of becoming North America’s sole integrated cobalt miner, chemical refiner and precious metals bullion producer.  Events subsequent to year end, discussed more specifically in the First Quarter Report Fiscal 2005, are testament to the Company’s commitment to advance its projects expeditiously to realize shareholder value in the near term.  With the empowerment of a strong financial position and continued bright outlook for cobalt and other commodities, Management is looking forward to the challenge of transforming Formation Capital Corporation from a junior exploration Company to a cash flow generating Company that holds a strategic position in the global cobalt market.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

July 8, 2004

“...the Company announced it had

retained Shaw Environmental &

Infrastructure, Inc., one of the largest

full-service Environmental Consulting/Engineering contractors in the United States, to assist with the

overseeing, coordination, and

management of the Company's Idaho

Cobalt Project permitting program”

“The goal of re-starting the refinery

 to accept feed material at the Sunshine

Precious Metals Refinery has

subsequently beenrealized on time

and under budget”

MANAGEMENT DISCUSSION AND ANALYSIS

February 29, 2004 and February 28, 2003

Overview

Formation Capital Corporation (the “Company”) is a mineral exploration, development and refining company listed on the Toronto Stock Exchange.  The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”).

The ICP is now in the feasibility and permitting stage of development.  Management cannot ascertain with certainty when the mine permits could be expected, however it is hopeful the permits will be granted within the fourth quarter of fiscal 2005.  At such time, with sufficient financing in place, mine construction could commence.  This mine would be the only primary cobalt producer in the Americas.  Formation believes that this project will illustrate that profitable mining and respect for our environment can co-exist.

We are comprised of five strategic business units, all overseen by the Company.  Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively.  Formation Chemicals, Inc. owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the “Complex”).  The Complex consists of four separate plants in two buildings, as well as the adjoining land and tailings facility.  The smaller of the two buildings (24,000 sq ft) holds the alkaline leach plant, which was used by the previous owner to extract antimony from their refractory silver ore from the Sunshine Mine  The larger of the two buildings (36,000 sq ft) holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, which is now operational.  The Precious Metals Refinery section of the Complex occupies approximately 10% of the floor space of the 36,000 sq ft facility and this is the section of the Complex the Company has concentrated on re-starting.

The sections that follow provide information about the important aspects of our operations and investments, both at the consolidated and segmented levels, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant  future commitments.  In addition, we have highlighted key trends and uncertainties to the extent practicable.  The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.  They should be read in conjunction with the Company’s audited financial statements for February 29, 2004 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.  Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia.  While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as aerospace, high-tech, medical prosthetics, industrial high-temperature steels, and environmental applications such as gas to liquids, oil desulfurization, and hybrid cars.  We also monitor cobalt-related consumption expenditures such as computers, cell phones medical prosthetics, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management’s focus on the following key areas:

-

Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world’s growing cobalt market.

-

Financing Income – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

In Management’s view, given the nature of the Company’s business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The following is a summary of the results of the Company’s operations and activities for its last two completed financial years and the anticipated impact of these historical operations on the future activities of the Company.

Description of Business

The Company holds properties in Manitoba, Saskatchewan, the United States and Mexico.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the precious metals refining business.

The company conducts its exploration independently as well as through joint venture agreements with third parties. The following is a brief discussion of the Company’s major mineral projects:

Idaho Cobalt Project – Idaho, USA

The Company’s principal property is the Idaho Cobalt Project located in Lemhi County, Idaho which was acquired through staking in 1995 and where extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of 2,362 acres of mining claims.  The Company has exercised its lease option agreement with a company controlled by a director and now owns a 100% interest in these claims.

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. This requires annual advance royalty payments of US$20,000 to 2006.  During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.

A total of US$33,900 (2003 - US$32,400) has been paid to date to the optionor.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator’s data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 which was completed in 2003. The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho.  A total of US $19,600 (2003 - US $19,600) has been paid to date.  Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement on the Virgin River project located in northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations

The consolidated loss for the year ended February 29, 2004 was $1,560,287 or $0.02 per share compared with a loss of $765,316 or $0.02 per share in 2003.  The increase is due to a write off of a Mexican property of $788,618 for the year ended February 29, 2004.  No such impairment was recorded for the year ended February 28, 2003.

General and administrative expenses totaled $827,676. This represents an increase of 5.8% from the previous year of $782,145, reflecting an increase in accounting and audit, administration, legal fees, listing and filing fees, management fees and shareholder information.  These were offset by a   decrease for advertising and promotion, bank charges and financing costs and office expenses.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange gains of $22,375 during the year ended February 29, 2004 compared to a gain of $54,270 in the previous year.

Other income was recorded of $56,007 for year ended February 29, 2004, up from $16,829 at end of February 28, 2003 mainly attributable to additional interest income.

Capital Resources and Liquidity

The Company’s working capital as at February 29, 2004 was $10,634,399 compared with a deficiency of $134,041 at February 28, 2003. The change is mostly attributed to three private placements of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares.

For the year ended February 29, 2003, deferred financing costs of $559,328 were recorded on the balance sheet.  During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

During the year ended February 28, 2003, the Company: closed six private placements which raised $4,907,638 through the issuance of 20,262,810 common shares and 19,310,164 warrants generating net proceeds of $4,534,418; retired debt of $307,676 through the issuance of 1,211,675 common shares; and incurred a compensation cost of 150,000 shares with a deemed value of $44,250 for a past restructuring obligation.  These transactions totaled $5,259,562 for the year with share issue costs of $373,220 generating proceeds including non-cash settlements of $4,886,344.  The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to an arms-length third party. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

Mineral property expenditures for the year ended February 29, 2004 were $1,117,952, 25% less than February 28, 2003 which was $1,500,650.  A net increase in mineral properties carrying value of $404,174 was realized which includes the write off of the Los Cocos property in addition to significant expenditures made on the Idaho Cobalt Project ($1,143,238) and other projects. Expenditures on capital assets (property, plant & equipment) were $481,620.  The previous year’s capital asset expenditures total of $1,351,781 consisted of final due diligence and purchase payments for the Big Creek Hydrometallurgical Complex purchase.

Annual Financial Information

The following selected consolidated financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian Dollars.

For the Years Ended February 29/28	2004	2003	2002

FINANCIAL RESULTS
Interest and Other Income	56,007	16,829	24,927
Net Loss	(1,560,287)	(765,316)	(593,050)
Loss per Share	(0.02)	(0.02)	(0.02)

FINANCIAL POSITION
Working Capital	10,634,399	(134,041)	(2,085,609)
Resource Properties	18,425,375	18,021,201	16,481,676
Total Assets	32,678,581	21,695,986	18,160,159
Share Capital	41,762,104	28,256,813	23,606,751
Deficit	(10,198,011)	(8,637,724)	(7,872,408)
Number of Common Shares Issued and outstanding	120,486,544	59,391,106	37,766,621

As at February 29, 2004, there were 5,915,000 stock options and 36,591,148 warrants outstanding and exercisable.

Quarterly Financial Information

For the quarters ended 2004/2003	February 29	November 30	August 31	May 31

Interest and Other Income	53,660	1,560	589	198
Net Loss	(1,115,766)	(144,758)	(163,899)	(135,864)
Loss per Share	(0.01)	(0.00)	(0.00)	(0.00)

For the quarters ended 2003/2002	February 29	November 30	August 31	May 31

Interest and Other Income	(192)	6,412	3,682	6,927
Net Loss	(176,448)	(196,771)	(275,760)	(116,337)
Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)

Critical Accounting Policies and Estimates

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  When production is attained, these costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production.  When capitalized expenditures on individual properties exceed the estimated future cash flows, the properties are written down to the fair value.

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

The Company’s financial assets of cash and cash equivalents, consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments” and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002.  The Company has adopted the fair value based method of accounting for stock-based compensation awards.  Previously, the intrinsic value method was being applied for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on that day the options were granted.

With respect to Asset Retirement Obligations, application of the new standard has no impact in the Company’s financial disclosure.

Risk Management

The nature of the mining industry involves significant risks.  Even with the Company’s careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated.  As such, it is impossible to guarantee that current or future exploration programs will establish reserves.  The qualities of the ores and market prices of the commodities being explored have been highly volatile in the past.

To lessen the exposure to risk, the Company engages independent professional consultants to evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry.  The Company cannot predict future policies and interpretations.  The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding.  It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

During the year ended February 29, 2004, the Company incurred a total of $474,694 comprised of administration fees $136,455 (2003-$131,190) to a director and financial services fees of $102,395 (2003-$64,860) to an officer; and mineral property expenditures, including consulting fees, of $233,129 (2003-$163,925) to directors.  As at February 29, 2004, accounts payable include $2,715 (2003 - $5,275) due to directors and officers.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited financial statements prior to their submission to the Board of Directors for approval.

Events Subsequent to February 29, 2004

From February 29, 2004 to the date of these financial statements the Company issued 1,434,720 common shares for proceeds of $439,766 on the exercise of share purchase warrants and stock options.

Outlook

In the coming year the Company expects to focus the majority of its activities on permitting for the Idaho Cobalt Project and the ramp up of operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of the Company will be affected principally by the level of exploration expenditures and by its ability to raise capital in the equity markets.  When the ICP goes into production the ability of the company to effectively manage the mine and refinery will become the primary criterion for profitability. In management’s view, the Company’s cash position is more than sufficient to fund planned exploration and development expenditures, meet ongoing obligations as they become due, as well as to be able to take advantage of new opportunities that become available with the goal of improving shareholder return.

The Company has moved closer to its goal of being America’s sole integrated cobalt miner, chemical refiner and bullion producer.  Currently, Management is in discussions regarding the processing of materials at the Company’s Refinery.  The re-starting of the Company’s Sunshine Precious Metals Refinery will allow the Company to realize cash flow prior to the commencement of the production of cobalt concentrate from its Idaho Cobalt Project, thus offsetting the Company’s current reliance on the issuance of equity for the purpose of raising capital.  At the present time, the Company has no source of revenue from operations and its ability to conduct its operations, including the acquisition, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The Sunshine Precious Metals Refinery has been retrofitted to accept third party silver and gold for bullion production.  With a strong marketing plan and quality controls now in place at the refinery, the Company is expecting to realize cash flow in the current fiscal year.  This coupled with the advancements in permitting and engineering on the Company’s 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended February 29, 2004, February 28, 2003 and prior years.  Information Circulars are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements.  The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof.  Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

“Mari-Ann Green”

“J. Paul Farquharson”

Mari-Ann Green

J. Paul Farquharson

Chairman, CEO

CFO

“The Company has moved closer to its goal of being America's sole integrated cobalt miner, chemical refiner and bullion producer”

Exhibit 99.6

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

Auditors' Report

To the Shareholders of

Formation Capital Corporation

(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended February 29, 2004 and for the period from inception on June 13, 1988 to February 29, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended February 29, 2004 and for the period from inception on June 13, 1988 to February 29, 2004 in accordance with Canadian generally accepted accounting principles, consistently applied.

/s/ Deloitte & Touche LLP

Chartered Accountants

Vancouver, Canada

May 21, 2004

Member of

Deloitte Touche Tohmatsu

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
	February 29,	February 28,
ASSETS	2004	2003
CURRENT
Cash and cash equivalents	$ 10,731,587	$ 273,577
Amounts receivable	82,813	12,293
Prepaid expenses and other (Note 3)	199,991	28,792
TOTAL CURRENT ASSETS	11,014,391	314,662
RECLAMATION DEPOSIT	22,706	24,033
MINERAL PROPERTIES (Note 4)	18,425,375	18,021,201
PROPERTY, PLANT AND EQUIPMENT (Note 5)	3,216,109	2,776,762
DEFERRED FINANCING COSTS (Note 7)	-	559,328
TOTAL ASSETS	$ 32,678,581	$ 21,695,986

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	$ 379,992	$ 448,703
TOTAL CURRENT LIABILITIES	379,992	448,703
CONVERTIBLE DEBENTURE (Note 8)	-	617,538
TOTAL LIABILITIES	379,992	1,066,241

COMMITMENTS (Note 17)

SHAREHOLDERS' EQUITY
Share capital (Note 10)
Authorized
50,000,000 preferred shares without par value
250,000,000 common shares without par value
Issued
120,486,544 common shares (2003 - 59,391,106 shares)	41,762,104	28,256,813
Contributed surplus	734,496	1,010,656
Deficit, accumulated during exploration stage	(10,198,011)	(8,637,724)
TOTAL SHAREHOLDERS' EQUITY	32,298,589	20,629,745
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 32,678,581	$ 21,695,986

APPROVED BY THE BOARD
"Mari-Ann Green"	"J. Scott Bending"
Director	Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations

	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002

EXPENSES
Accounting and audit	$ 1,078,174	$ 156,001	$ 116,215	$ 112,122
Administration	885,590	136,455	131,190	86,940
Advertising and promotion	857,900	16,168	86,147	55,740
Bank charges, interest and financing costs	648,091	236,697	239,368	76,823
Depreciation	471,747	42,273	57,971	61,319
Foreign exchange	(84,439)	(22,375)	(54,270)	12,837
Legal fees	517,552	80,518	19,387	22,603
Listing and filing fees	449,233	49,015	34,673	32,367
Management fees	274,189	18,414	9,611	8,929
Office	1,717,754	88,520	127,517	115,239
Shareholder information	711,206	25,990	14,336	33,058
	7,526,997	827,676	782,145	617,977
LOSS BEFORE UNDERNOTED ITEMS	(7,526,997)	(827,676)	(782,145)	(617,977)
OTHER INCOME (Note 11)	987,558	56,007	16,829	24,927
WRITE-DOWN OF MINERAL PROPERTIES (net of
property option income)	(3,692,886)	(788,618)	-	-
NON-CONTROLLING INTEREST	34,314	-	-	-
NET LOSS FOR THE PERIOD	$ (10,198,011)	$(1,560,287)	$ (765,316)	$ (593,050)

Basic and diluted loss per share		$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding		75,427,985	50,181,903	35,525,939

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity						Page 1 of 2

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2003	Shares	Amount	Warrants	Surplus	stage	equity

Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	653,687	163,422	-	-	(78,999)	84,423
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	2,570,871	668,548	-	-	(227,314)	441,234
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	3,186,805	1,175,062	-	-	(402,721)	772,341
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for resource property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	3,526,055	1,444,659	-	-	(578,968)	865,691
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for resource property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	4,834,524	2,292,241	-	-	(770,128)	1,522,113
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee
on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission
on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for resource properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	7,907,393	5,267,136	-	-	(1,068,345)	4,198,791
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for resource properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	9,130,093	7,238,686	-	-	(1,412,807)	5,825,879
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for resource properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967			3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	9,715,703	8,835,620	3,192,967	-	(2,064,059)	9,964,528
Issuance of common shares on conversion of
special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for resource properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	11,002,783	12,666,067	-	-	(3,365,962)	9,300,105
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for resource property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance, February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity						Page 2 of 2

					Deficit
					accumulated
	Common shares without				during the	Total
From inception on June 13, 1988 to	par value		Share	Contributed	exploration	shareholders'
February 28, 2003	Shares	Amount	Subscriptions	Surplus	stage	equity

Balance carried forward February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for resource property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of
special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	15,957,221	16,889,543	132,295	-	(6,169,043)	10,852,795
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)			1,588,475
Issuance of common shares on
conversion of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of
non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	25,620,121	19,271,241	-	-	(6,728,502)	12,542,739
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on conversion
of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	30,251,621	20,717,444	770,000	77,032	(7,279,358)	14,285,118
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	37,766,621	23,370,471	236,280	277,375	(7,872,408)	16,011,718
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture (Note 8)	-	-	-	694,405	-	694,405
Stock-based compensation (Note 10 (a) (iii))	-	-	-	38,876		38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	59,391,106	28,256,813	-	1,010,656	(8,637,724)	20,629,745
Issuance of common shares for cash	43,495,275	10,637,400	-	-	-	10,637,400
Issuance of common shares for debt settlement	130,000	26,000	-	-	-	26,000
Issuance of common shares on exercise of stock
options	915,000	205,700	-	-	-	205,700
Exercise of share purchase warrants	13,115,163	3,088,689	-	-	-	3,088,689
Issuance of common shares on conversion of
debenture (Note 8)	3,440,000	498,447	-	(325,000)	-	173,447
Share issue costs	-	(950,945)	-	-	-	(950,945)
Stock-based compensation (Note 10 (a) (iii))	-	-	-	48,840		48,840
Net loss	-	-	-	-	(1,560,287)	(1,560,287)
Balance, February 29, 2004	120,486,544	41,762,104	-	734,496	(10,198,011)	32,298,589

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows				Page 1 of 2

	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002

OPERATING ACTIVITIES
Net loss for the period	$ (10,198,011)	$ (1,560,287)	$ (765,316)	$ (593,050)
Items not involving cash
Depreciation	471,747	42,273	57,971	61,319
Financing costs (Notes 7 and 8)	184,335	136,976	45,101	2,258
Gain on sale of investments (Note 11)	(356,924)	(695)	(6,800)	(3,140)
Write-down of mineral properties	3,891,968	788,618	-	-
Write-down of investments (Note 11)	53,052	-	418	1,118
Convertible debenture accretion	60,979	(21,739)	82,718
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Issue of shares for compensation	44,250	-	44,250	-
Change in non-cash operating working
capital items (Note 14)	(660,799)	(305,385)	(642,615)	56,940
	(6,521,617)	(920,239)	(1,184,273)	(474,555)

FINANCING ACTIVITIES
Lease obligation	-	(5,197)	(7,783)	(7,134)
Share capital and special warrants issued
for cash	42,210,465	13,931,790	4,671,358	2,975,382
Share and special warrant issue expenses	(2,101,234)	(950,945)	(373,220)	(166,075)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	-	-	800,000
	41,021,731	12,975,648	4,290,355	3,602,173

INVESTING ACTIVITIES
Mineral property expenditures	(20,485,809)	(1,117,952)	(1,500,650)	(2,226,049)
Purchase of property, plant and equipment	(3,753,418)	(481,620)	(1,351,781)	(1,270,908)
Reclamation deposits	(22,707)	1,326	(24,033)	6,397
Proceeds on sale of investments	382,188	847	6,882	-
Proceeds on sale of property, plant and equipment	79,309	-	-	8,000
Acquisition of subsidiary	145,757	-	-	-
Acquisition of investments	(113,847)	-	-	-
	(23,768,527)	(1,597,399)	(2,869,582)	(3,482,560)
NET CASH INFLOW (OUTFLOW)	10,731,587	10,458,010	236,500	(354,942)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	273,577	37,077	392,019
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 10,731,587	$ 10,731,587	$ 273,577	$ 37,077

FORMATION CAPITAL CORPORATION
(An exploration stage company)
	Consolidated Statements of Cash Flows			Page 2 of 2

Supplemental Disclosure of Non-Cash Investing and Financing Activities

1/	The following transactions are not reflected in the consolidated statement of cash flows:

	(a)	During the year ended February 29, 2004:

		(i)	505,000 stock options valued at $48,840 were granted to consultants and were capitalized to mineral properties (Note 10 (a) (iii)).

		(ii)	130,000 common shares and 65,000 share purchase warrants with a combined value of
$26,000 were issued to a consultant to settle an amount otherwise owing. The services rendered by the consultant were capitalized to mineral properties.

		(iii)	3,440,000 common shares with a value of $498,447 were issued upon conversion of the convertible debentures (Note 8).

	(b)	During the year ended February 28, 2003:

		(i)	680,000 stock options valued at $38,876 were granted to consultants and were capitalized to mineral properties (Note 10 (a) (iii)).

		(ii)	2,666,400 warrants valued at $369,405 were issued as part of the private placement of
7.5% secured, convertible, redeemable debentures, that closed on April 3, 2002;
the broker fee included 519,980 warrants valued at $60,000 (Note 8).
	(c)	During the year ended February 28, 2001:

		(i)	$690,000 in cash was held in trust for subscriptions of 1,725,000 in common shares of the
Company.

		(ii)	435,000 stock options valued at $77,032 were granted to consultants as compensation and were capitalized to mineral properties (Note 10 (a) (iii).

	( c )	During the year ended February 28, 2002:

		(i)	690,000 stock options valued at $60,343 were granted to consultants and were capitalized to mineral properties.

		(ii)	1,333,333 warrants valued at $140,000 were issued as a part of the promissory note issued on February 5, 2002.

2/	Other Supplementary Information
For the years ended
		February 29,	February 28,	February 28,
		2004	2003	2002

	Interest Paid	$ 112,501	$ -	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished and intends to utilize to  process third party, high content precious metals material to produce high purity bullion.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in these circumstances conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as described in Note 16.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd. (“Coronation”), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.  All inter-company transactions and balances have been eliminated.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d)

Reclamation costs

Ongoing reclamation costs are charged to earnings in the period that they are reasonably determinable.

(e)

Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned.  Mineral property costs not directly attributable to specific properties are expensed during the year.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties (continued)

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.  An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.

For the year ended February 29, 2004 an impairment of $788,618 was provided. No such impairment was provided for the years ended February 28, 2003 and 2002.

(f)

Property, plant and equipment

Property and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5% per annum for buildings and 30% per annum on all other equipment.  As at February 29, 2004, the plant was not yet in use. Depreciation of the plant will be charged to operations when commercial production commences.

(g)

Future income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently substantively enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(h)

Stock-based compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

Pro forma net loss and pro forma loss per share are disclosed in Note 10 (a) (iv) as if the fair value based method of accounting had been used.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option.  The compensation expense is determined as the fair value of the options at the date of the grant using an option-pricing model.

(i)

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were anti-dilutive.

(j)

Foreign currency translation

The Company’s functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction.  Revenues and expenses are also translated at rates in effect at the time of the transaction.  Gains and losses on translation are included in the results from operations.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current period’s presentation.

3.

PREPAID EXPENSES AND OTHER

	February 29,	February 28,
	2004	2003
Prepaid expenses	$ 199,002	$ 27,651
Investments	989	1,141
	$ 199,991	$ 28,792

The investments represent shares in publicly-traded companies which are carried at the lower of cost and quoted market value.  As at February 29, 2004, the quoted market value was $2,218 (February 28, 2003 - $2,022).

4.

MINERAL PROPERTIES

Mineral properties consist of:

	February 29,	February 28,
	2004	2003
Idaho Cobalt Belt
Idaho Cobalt Project (See Schedule)	$ 14,351,832	$ 13,208,549
Black Pine	3,192,197	3,180,275
Badger Basin	97,096	95,534
	17,641,125	16,484,358
Other Projects
Morning Glory/Wallace Creek	379,657	369,494
Los Cocos	-	782,412
El Milagro	234,256	223,379
Flin Flon	65,645	65,645
Queen of the Hills	26,016	19,379
Compass/Kernaghan	2,268	2,268
Virgin River	9,590	8,570
Other	66,818	65,696
	784,250	1,536,843
	$ 18,425,375	$ 18,021,201

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

4.

MINERAL PROPERTIES (Continued)

(a)

Idaho Cobalt Belt

(i)

Idaho Cobalt Project

The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company can earn a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim. The Company now owns a 100% interest in these claims.

(ii)

Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$20,000 to 2006.  During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$10,000 if the average price of copper trades between US$0.85 to $0.89 per pound and US$20,000 if the average price of copper trades above US$0.90 per pound.  In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty (“NSR”) of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optioner any payments received from a joint venture partner.

(iii)

Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b)

Other Projects

(i)

Morning Glory/Wallace Creek

a)

Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$3,000 to annual payments based on the price of gold ranging from no payments to US$3,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  A total of US$33,900 (2003 - US$32,400) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

4.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(i)

Morning Glory/Wallace Creek (continued)

b)

Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(ii)

Los Cocos

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement whereby the Company had a right to earn a 100% interest in certain mineral claims in the Xichu District, Mexico, by paying all staking, recording and out-of-pocket expenses along with the equivalent of US$20,000 in capital stock (minimum 5,000 shares/maximum 10,000 shares). The property was subject to a 5% NSR redeemable at $750,000 per percentage point down to a 2% NSR.

(iii)

El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000).  During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years.  As at February 29, 2004, a total of 800,000 pesos ($150,000) has been paid (2003 - 800,000 pesos ($150,000)) and the Company has an 100% interest in the property.

(iv)

Flin Flon

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.

(v)

Queen of the Hills

The Company terminated an option agreement with a third party whereby the optionee could earn a 51% interest in the mineral claims by meeting the obligations under the lease and incurring US$150,000 on exploration and development over a three-year period, effective January 1, 2001.

The Company now holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho.  During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400.  A total of US $19,600 (2003 - US $19,600) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US $1,000,000 including the advance annual minimum royalty payments.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

4.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(vi)

Compass/Kernaghan

a)

Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold.  The optionee has the right to purchase one-half of the Company’s net smelter returns royalty for $1,000,000.

b)

Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

b)

Kernaghan Lake (continued)

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest.  The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(vii)

Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(viii)

Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

5.

PROPERTY, PLANT AND EQUIPMENT

	February 29,			February 28,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Land and building	$ 176,351	$ 39,872	$ 136,479	$ 134,918
Plant	2,986,027	-	2,986,027	2,522,150
Office furniture, fixtures
and equipment	371,416	304,139	67,277	81,050
Vehicles	83,492	57,166	26,326	38,644
	$ 3,617,286	$ 401,177	$ 3,216,109	$ 2,776,762

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities at February 28, 2003 is a capital lease obligation for a vehicle that the Company had acquired pursuant to a three-year lease agreement which terminated on September 22, 2003. The rate of interest in terms of the lease agreement was 10.75%.  For the year ended February 28, 2003, future minimum lease payments amounted to $5,197 which included an interest portion of $181.  The current portion of the capital lease obligation amounted to $5,016.

The net book value of the vehicle at February 29, 2004 is $13,695 (2003 - $18,928).

7.

DEFERRED FINANCING COST

	February 29,	February 28,
	2004	2003
Promissory notes warrants	$ 140,000	$ 140,000
Convertible debentures warrants (Note 8)	369,405	369,405
Convertible debentures broker fee (Note 8)	60,000	60,000
Convertible debentures issue expenses (Note 8)	120,000	120,000
	689,405	689,405
Accumulated amortization	(689,405)	(130,077)
	$ -	$ 559,328

During the year ended February 28, 2002, the Company issued promissory notes which were financed with warrants to purchase 1,333,333 common shares of the Company at $0.30 per share for five years. The warrants were valued at $140,000 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 73% and a weighted-average risk free rate of 4.45%. The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost. The deferred financing cost was amortized into operations on a straight-line basis over the life of the promissory notes.

For the year ended February 29, 2004, deferred financing costs of $27,096 (2003 - $27,096) were charged to financing costs and $83,550 (2003 - $Nil) were charged to share capital upon conversion of the debentures.

8.

CONVERTIBLE DEBENTURES

	February 29,	February 28,
	2004	2003
7.5% p.a. secured, convertible redeemable debentures	$ -	$ 617,538

On April 3, 2002, the Company closed a private placement of 800 units (where a unit consists of $1,000 principal amount and 3,333 warrants) consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures (“debentures”) in the total principal amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of 60 units (where a unit consists of $1,000 principal amount and 3,333 warrants) $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants.  The Debentures were accounted for as a compound financial instrument comprising both a financial liability and an equity instrument and the Company determined that the equity component of the debentures amounted to $325,000. This amount represented the fair value of the holder's option to convert the debentures into common shares.

On December 9, 2003 and February 24, 2004 the holders of the debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share. The Company issued 3,440,000 common shares upon conversion of the debentures.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

8.

CONVERTIBLE DEBENTURES (Continued)

At the time of conversion the carrying amount of the financial liability included accretion of $141,053 for the principal portion and $80,254 for the interest portion of the liability.  Deferred broker fees and expenses with a value of $36,000 were charged to financing costs and $111,000 were charged to share capital upon conversion of the debentures.

The share purchase warrants were valued at $369,405 using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted-average volatility of the Company’s share price of 77% and a weighted-average risk free rate of 4.91%.  The value attributed to the warrants has been recorded as contributed surplus with an offsetting amount being recorded as a deferred financing cost (Note 7).

For the year ended February 29, 2004, deferred financing costs of $73,880 (2003 - $67,723) were charged to financing costs and $227,802 was charged to share capital upon conversion of the debentures.

9.

FUTURE INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 29,	February 28,	February 28,
	2004	2003	2002
Statutory tax rate	36%	38%	40%
Recovery of income taxes computed at standard rates	$ 556,000	$ 291,000	$ 237,000
Effect of non-deductible expenses	(36,000)	(85,000)	-
Effect of lower tax rates of foreign jurisdictions	(5,000)	-	(1,000)
Tax losses not recognized in the period that the benefit arose	(515,000)	(206,000)	(236,000)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities are as follows:

	February 29,	February 28,	February 28,
	2004	2003	2002
Future income tax asset
Operating loss carry forwards	$ 8,714,956	$10,249,614	$ 9,338,550
Less: Valuation allowances	(3,797,869)	(3,841,580)	(2,723,461)
	4,917,087	6,408,034	6,615,089
Future income tax liability
Accumulated cost base differences on assets	(4,917,087)	(6,408,034)	(6,615,089)
	$ -	$ -	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

9.

FUTURE INCOME TAXES (Continued)

At February 29, 2004, the Company had the following loss carry-forwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
United States	$ 17,038,000	2005 - 2024
Canada	5,088,000	2005 - 2011
Mexico	736,000	2006 - 2014

10.

SHARE CAPITAL

(a)

Stock options

(i)

As at February 29, 2004, outstanding, exercisable stock options were as follows:

Number of	Exercise
Shares	Price	Expiry Date
695,000	$ 0.31	June 27, 2004
100,000	0.20	November 19, 2004
1,430,000	0.25	February 26, 2005
125,000	0.15	May 12, 2005
165,000	0.34	July 18, 2005
200,000	0.18	October 20, 2005
50,000	0.36	November 16, 2005
285,000	0.62	January 09, 2006
2,865,000	0.15	May 12, 2006
5,915,000	$ 0.22

(ii)

As at February 29, 2004, outstanding, exercisable stock options were as follows:

		Weighted		Weighted
		Average		Average
	February 29,	Exercise	February 28,	Exercise
	2004	Price	2003	Price
Balance outstanding, beginning of year	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	3,800,000	0.19	680,000	0.27
Options exercised	(915,000)	0.22	-	-
Options cancelled/expired	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding, end of year	5,915,000	$ 0.22	4,500,000	$ 0.27

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL (Continued)

(a)

Stock options (continued)

(iii)

During the year ended February 29, 2004, 505,000 (2003 - 250,000) stock options were issued to non-employees and non-directors.  Using the fair value method for stock based compensation, consulting costs of $48,840 (2003 - $38,876) were capitalized to mineral properties.  This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 96% (2003 - 98%) and a weighted average risk free rate of 3.74% (2003 - 4.13%).

(iv)

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Accordingly, no compensation cost has been recognized for its stock option plan.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after January 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year ended	Year ended
	February 29,	February 28,
	2004	2003
Net loss
As reported	$ (1,560,287)	$ (765,316)
Pro forma	$ (1,908,286)	$ (840,693)
Basic and fully diluted loss per share
As reported	$ (0.02)	$ (0.02)
Pro forma	$ (0.03)	$ (0.02)

The fair value of each option grant is estimated on the date of grant using an option-pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 84% (2003 - 96%) and an annual risk free interest rate of 3.59% (2003 - 4.16%).

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL (Continued)

(b)

Warrants

(i)

Warrants outstanding at February 29, 2004 were as follows:

Number of	Exercise
Warrants	Price	Expiry Date
422,720	$ 0.30	March 23, 2004
200,000	0.30	April 12, 2004
4,965,000	0.30	June 21, 2004
2,248,000	0.30	June 25, 2004
888,667	0.30	August 31, 2004
500,812	0.25	March 01, 2005
81,250	0.25	June 02, 2005
1,266,387	0.23	August 22, 2005
21,963,799	0.50	December 05, 2006
668,000	0.50	March 22, 2006
1,333,333	0.30	February 05, 2007
2,053,180	0.30	April 03, 2007
36,591,148	$ 0.41

(ii)

The changes in warrants during the two previous years were as follows:

		Weighted		Weighted
		Average		Average
	February 29,	Exercise	February 28,	Exercise
	2004	Price	2003	Price
Balance outstanding,
beginning of year	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the year
Warrants issued	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(13,115,163)	0.24	-	-
Warrants expired/cancelled	(821,500)	0.50	(2,190,000)	0.60
Balance outstanding,
end of year	36,591,148	$ 0.41	26,751,377	$ 0.32

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

11.

OTHER INCOME

	Cumulative
	from
	inception to
	February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of property, plant and equipment	13,747	-	-	3,140
Gain on sale of investments	276,131	695	6,800	-
Write-down of investments	(53,052)	-	(418)	(1,118)
Interest	683,686	55,312	10,447	22,905
	$ 987,558	$ 56,007	$ 16,829	$ 24,927

12.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	February 29,	February 28,
	2004	2003

Canada	$ 175,127	$ 740,025
United States	21,251,588	19,631,932
Mexico	237,475	1,009,367
	$ 21,664,190	$ 21,381,324

13.

RELATED PARTY TRANSACTIONS

(a)

During the year ended February 29, 2004, the Company incurred:

(i)

administration fees of $136,455 (2003 - $131,190, 2002 - $86,940) to a director and financial services fees of $102,395 (2003 - $64,860, 2002 - $64,860) to an officer; and

(ii)

mineral property expenditures, including consulting fees, of $233,129 (2003 - $163,925, 2002 - $164,197) to directors.

(b)

As at February 29, 2004, accounts payable include $2,715 (2003 - $5,275) due to directors and officers.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

14.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Cumulative
	from inception
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Amounts receivable	$ (81,254)	$ (70,520)	$ 6,781	$ (906)
Prepaid expenses and other	(199,002)	(171,351)	(27,651)	6,490
Accounts payable and accrued liabilities,
relating to operating items	(380,543)	(63,514)	(621,745)	51,356
	$ (660,799)	$ (305,385)	$ (642,615)	$ 56,940

15.

FINANCIAL INSTRUMENTS

(a)

Fair value

The Company’s financial instruments include cash and short-term deposits, investments, amounts receivable, accounts payable and accrued liabilities and lease obligations.  The carrying value of these financial instruments approximates fair value except for the investments whose fair value is disclosed in Note 3.

(b)

Financial risk

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	February 29,	February 28,
	2004	2003
Total assets under Canadian GAAP	$ 32,678,581	$ 21,695,986
Decrease in mineral properties (a)	(18,425,375)	(18,021,201)
Total assets under US GAAP	$ 14,253,206	$ 3,674,785
Total liabilities under Canadian and US GAAP	$ 379,992	$ 1,066,241
Shareholders' equity under Canadian GAAP	32,298,589	20,629,745
Cumulative mineral property adjustments (a)	(18,425,375)	(18,021,201)
Shareholders' equity under US GAAP	13,873,214	2,608,544
Total liabilities and shareholders' equity under US GAAP	$ 14,253,206	$ 3,674,785

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations and Deficit

	Cumulative from
	inception on
	June 13, 1988
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Net loss under Canadian GAAP	$ (10,198,011)	$ (1,560,287)	$ (765,316)	$ (593,050)
Mineral property costs (a)	(18,425,375)	(404,174)	(1,539,525)	(3,335,137)
Stock-based compensation (c)	(1,157,026)	-	-	-
Write-down of investments (b)	53,052	-	418	1,118
Net loss under US GAAP	$ (29,727,360)	$ (1,964,461)	$ (2,304,423)	$ (3,927,069)
Basic and fully diluted loss per
share under US GAAP		$ (0.03)	$ (0.05)	$ (0.11)

Consolidated Statement of Cash Flows

	Cumulative from
	Inception on
	June 13, 1988
	to February 29,	February 29,	February 28,		February 28,
	2004	2004	2003		2002
OPERATING ACTIVITIES
Operating activities under
Canadian GAAP	$ (6,521,617)	$ (920,239)	$ (1,184,273)		$ (474,555)
Mineral property costs,
net of payables (a)	(20,485,811)	(1,117,952)	(1,500,650)		(2,226,049)
Operating activities
under US GAAP	$(27,007,428)	$ (2,038,191)	$ (2,684,923)		$ (2,700,604)
FINANCING ACTIVITIES
Financing activities under
Canadian and US GAAP	$ 41,021,731	$ 12,975,648	$ 4,290,355		$ 3,602,173
INVESTING ACTIVITIES
Investing activities under
Canadian GAAP	$(23,768,527)	$ (1,597,399)	$ (2,869,582)		$ (3,482,560)
Mineral property costs,
net of payables (a)	20,485,811	1,117,952	1,500,650	-	2,226,049
Investing activities
under US GAAP	$ (3,282,716)	$ (479,447)	$ (1,368,932)		$ (1,256,511)

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a)

Mineral property costs

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP these expenditures on mining properties can only be deferred subsequent to the establishment of mining reserves. The Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

(b)

Investments

Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, classifies investments into three categories based on management’s intentions and anticipated maturity dates of the investments.  Under these three categories, the Company’s investments would be categorized as available for sale securities.  Accordingly, the investments would be carried at the quoted market value (Note 3) and the unrealized gains would be shown as a separate component of shareholders’ equity (Note 16 (f)).

(c)

Accounting for stock-based compensation

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period.  For the years ending prior to February 28, 2001, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued and therefore the options granted to individuals other than employees and directors were fair valued under SFAS No. 123 and were recognized as a consulting expense.

As of January 1, 2002, the Company adopted the standard in Section 3870, Stock-based Compensation and other Stock-Based Payments, of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for awards of stock.  Awards that a company has the ability to settle in stock are recorded as equity.  For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro forma net income and pro forma earnings per share are disclosed in Note 10 (a)(iv) as if the fair value based method of accounting had been used.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS No. 123 for all stock options issued to employees and directors.

	Cumulative from
	inception on
	June 13, 1988
	to February 29,	February 29,	February 28,	February 28,
	2004	2004	2003	2002
Net loss for the period
US GAAP	$(29,727,360)	$(1,964,461)	$(2,304,423)	$(3,927,069)
Additional stock-based
compensation costs	(1,214,460)	(347,999)	(75,377)	(277,024)
Pro forma net loss	$(30,941,820)	$(2,312,460)	$(2,379,800)	$(4,204,093)
Pro forma basic and
diluted loss per share		$ (0.03)	$ (0.05)	$ (0.12)

Using the fair value method for stock-based compensation, additional costs of approximately $347,999, $75,377 and $279,024 would have been recorded for the periods ended February 29, 2004, February 28, 2003 and February 28, 2002, respectively.  This amount has been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 84% (2003 - 96%;  2002 - 60%) and an annual risk free interest rate of 3.59% (2003 - 4.16%;  2002 - 4.89%).

(d)

Warrants

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders’ equity.  Although the Company issued such warrants, as each component would be included in shareholders’ equity, there is no net effect on shareholders’ equity under US GAAP for each period reported.  Further, under US GAAP, any alteration to the original terms of the warrants triggers a revaluation of the amount ascribed to the warrants based on the new terms.  The additional value would be reported as a component of shareholders’ equity.

Under Canadian GAAP, no separate distinction in shareholders’ equity is made for warrants issued in conjunction with common shares.

(e)

Foreign exchange

Under US GAAP, assets and liabilities of subsidiaries not reporting in the parent Company’s functional currency are translated into Canadian dollars at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders’ equity.  The Company’s foreign exchange differences between Canadian and US GAAP are not material.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Comprehensive income

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

	February 29,	February 28,	February 28,
	2004	2003	2002

Net loss under US GAAP	$ (1,964,461)	$ (2,304,423)	$ (3,927,069)
Other comprehensive income:
Unrealized gain (loss) on investments	349	(1,047)	(41)
Comprehensive net loss under US GAAP	$ (1,964,112)	$ (2,305,470)	$ (3,927,110)
Basic and diluted loss per share	$ (0.03)	$ (0.05)	$ (0.11)

(g)

Accounting for Derivative Instruments and Hedging Activities

In June 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 was effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments; therefore, adoption of SFAS No. 133 had no significant financial impact on its financial position or results of operations.

In December 2001, the CICA issued AcG-13, Hedging Relationships, which harmonized the major differences between Canadian GAAP and United States GAAP.

(h)

Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital.  Once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Flow-through shares (continued)

Under current Canadian GAAP as with US GAAP, future income taxes are based on a balance sheet approach which requires recognition of a deferred tax liability on the balance sheet.  In addition, Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue.  Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and short term deposits for purposes of classification on the balance sheet and statement of cash flows.  Adequate disclosure of the commitment to incur qualifying expenditures and to renounce the related tax deductions is required under Canadian GAAP.

US GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet.  At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet is recognized.  Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP.

The effect of the adjustments which would have been made under US GAAP related to the flow-through shares issued since inception of the Company would be to decrease share capital by $11,196 and to decrease deficit by $11,196 resulting in no effect on share capital.

(i)

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The Company is in the process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(i)

Recent accounting pronouncements (continued)

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued proposed FASB Staff Positions FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material effect on the Company’s results of operations, financial position or disclosures.

17.

COMMITMENTS

The Company has certain obligations with respect to mineral property expenditures (Note 5).

18.

SUBSEQUENT EVENTS

From February 29, 2004 to the date of these financial statements the Company issued 1,434,720 common shares for proceeds of $439,766 on the exercise of share purchase warrants and stock options.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Schedule of Expenditures for Idaho Cobalt Project

	February 29,	February 28,
	2004	2003

Idaho Cobalt Project

Mineral property acquisition costs	$ 50,739	$ 27,869
Drilling	405	719
Field supplies and expenses	17,415	17,011
Engineering and consulting	284,199	187,704
Permitting	246,960	300,120
Geochemical and metallurgical	4,329	21,147
Communications	114,140	90,794
Automobile	2,181	2,169
General property expenses	48,916	28,988
Insurance	21,692	21,439
Reclamation	2,957	1,852
Base line studies	252,431	412,777
EIS Contract & Supervision	96,919	356,041
	1,143,283	1,468,630
EXPENDITURES, BEGINNING OF YEAR	13,208,549	11,739,919
EXPENDITURES, END OF YEAR	$ 14,351,832	$ 13,208,549

DIRECTORS AND OFFICERS

Mari-Ann I. Green, B.A.

Chairman & C.E.O.

Director

J. Scott Bending, B.Sc., P.Geo.

President

Director

J. Paul Farquharson, B.B.A.

Chief Financial Officer

Senior VP

W. G. (Bill) Scales, B.Sc.

Director

Executive VP

James B. Engdahl

Director

Robert J. Quinn, B.S., J.D.,

Director

Robert G. Metka, B.Sc., Eng., M.B.A.

Director

David M. Stone, Ph.D, P. E., P.Eng., M.B.A

Director

Jeffery T. K. Fraser, B.Comm., LLB.

Corporate Secretary

LEGAL COUNSEL

Lexas Law Group - Vancouver, BC

Cassels, Brock & Blackwel - Toronto, ON

Baird, Hanson and Quinn LLB - Boise, ID Rios Zertuche, Gonzalez Lutteroth y Rodriguez, S.C, - SLP, Mex.

TRANSFER AGENT

Computershare Trust Company of Canada

BANKERS

Bank of Montreal - Canada

Wells Fargo Bank Northwest, N.A. - U.S.A.

Groupo Financiero Bancomer - Mexico

AUDITORS

Deloitte & Touche, Vancouver B.C., Canada

NOTICE The Annual General Meeting of Formation Capital Corporation will be held on Friday, August 22, 2003 at Suite 1550, 1185 West Georgia Street, Vancouver, British Columbia at 2 p.m., PST

HEAD OFFICE

Suite 1510 - 999 West Hastings Street

Vancouver, BC, V6C 2W2, Canada

Phone: (604) 682-6229

Fax: (604) 682-6205

Email: inform@formcap.com

Website: www.formcap.com

IDAHO EXPLORATION OFFICE

812 Shoup Street

Salmon, ID, USA  83467

Phone:(208) 756-4578

Fax:(208) 756-2573

Email: informus@formcap.com

SUNSHINE PRECIOUS METALS REFINERY

1098 Big Creek Road

P.O. Box 241

Kellogg, ID, USA  83837

Phone:(208) 783-2691

Fax:(208) 783-2772

Email:  info@sunshinerefinery.com

MEXICO EXPLORATION OFFICE

Minera Terranova S.A. de C.V.

c/o Sr. Rodolfo Castillo Ramirez

Independencia No. 718 108, C.P. 76000

San Luis Potosi, S.L.P., MEXICO

Tel & Fax:(011) 52-444-12-5959

STOCK INFORMATION

Formation Capital Corporation is listed on the Main Board of the Toronto Stock Exchange and trades under the symbol: FCO

S.E.C. Exemption: 12g32b #82-2783

Common shares authorized: 250,000,000 Common shares issued and outstanding as at June 30, 2004:  130,875,264

For a more comprehensive overview

of the Company, the reader is

encouraged to visit our website at:

WWW.FORMCAP.COM

FORMATION

Formation Chemicals, Inc.

SUNSHINE

FORMATION CAPITAL CORPORATION

Suite 1510 - 999 W.Hastings St.
Vancouver, B.C V6C 2W2

Tel :: 604.682.6229
Fax :: 604.682.6205
Web-site :: www.formcap.com